

Mail Stop 3561

April 18, 2008

Ms. Robyn Gatch-Priest
Senior Vice President and Chief Financial Officer
eTELCHARGE.com
1636 N. Hampton, Suite 270
Desoto, Texas 75115

>   **Re: eTELCHARGE.com**
>   **Item 4.01 Form 8-K**
>   **Filed April 17, 2008**
>   **File No. 000-30479**

Dear Ms. Gatch-Priest:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed on April 17, 2008

1. In the third paragraph, we do not believe that your disclosure of your decision to not renew the engagement of Malone & Bailey PC as your accounting firm complies with the requirements of Item 304(a)(1)(i) of Regulation S-B. Please revise your disclosure to clearly state, if true, that you dismissed Malone & Bailey PC as your auditors.

2. In the fourth paragraph, please revise to clarify that Malone & Bailey's reports contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification. In this regard, we believe that your reference

to a going concern qualification implies that the auditors did not issue an unqualified opinion.

3. In the fifth paragraph, please revise your disclosure with regards to the period for which there were no disagreements between you and your former auditors. This should include the two most recent fiscal years and the subsequent interim period through April 12, 2008. See Item 304(a)(1)(v) of Regulation S-B.

4. To the extent that you make changes to your disclosure in an amendment to comply with our comment, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340.

Sincerely,

Ta Tanisha Meadows
Staff Accountant